Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 12, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Christina Chalk, Senior Special Counsel

Re:	Performance Shipping Inc. Schedule TO-I Initially Filed December 21, 2021 and amended on December 30, 2021 File No. 5-86020

Dear Ms. Chalk:

Reference is made to the tender offer statement on Schedule TO-I of Performance Shipping Inc. (the “Company”) that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 21, 2021 and amended on December 30, 2021 (the “Schedule TO”). By letter dated January 7, 2022 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Schedule TO. An amended Schedule TO (“Amendment No. 2 to the Schedule TO”), which responds to the Staff’s comments contained in the Comment Letter, is today being filed by the Company with the Commission via EDGAR.

On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in Amendment No. 2 to the Schedule TO. References to section headings in our responses below are to the section headings of the Company’s Second Amended and Restated Offer to Exchange, which is filed as Exhibit (a)(1)(G) to Amendment No. 2 to the Schedule TO.

Schedule TO-I/A filed December 30, 2021

Selected Historical and Unaudited Pro Forma Consolidated Financial and Operating Data, page 3

1.	Please provide additional information on the pro forma effect on your EPS and book value per share, on an ‘as adjusted’ basis, of conversions of Series B Preferred Stock ultimately into Common Stock.

In response to the Staff’s comment, the Company has provided the requested information under the heading “Selected Historical and Unaudited Pro Forma Consolidated Financial and Operating Data” in the Second Amended and Restated Offer to Exchange.

U.S. Securities and Exchange Commission
January 12, 2022

What are the Effects of the Exchange Offer on the Ownership Structure of Performance Shipping?, page 4

2.
We refer to comment 5 in our prior comment letter. You have included revised disclosure on page 4 stating that if holders of Series B Preferred Shares convert those shares, the Company will also have Series C Preferred Shares outstanding. Revise to note, as you state on page 16, that Mango Shipping has indicated its intent to participate in the exchange offer by tendering all of its common shares representing approximately 46% of that class, and that it has further indicated it will convert the Series B Shares it receives in the offer into the underlying Series C Preferred.

In response to the Staff’s comment, the Company has included the requested disclosure under the heading “Certain Questions and Answers About the Exchange Offer—What are the effects of the Exchange Offer on the ownership structure of Performance Shipping Inc.?”

Acceptance of Common Shares for Exchange, page 21

3.
We reissue comment 15 in our prior comment letter. To the extent that the exchange offer is conditioned on compliance with laws or regulations, these must be specifically described in the Conditions to the Exchange Offer section. A reference to general legal compliance is not sufficiently clear to allow common shareholders to understand the conditions of the exchange offer.

In response to the Staff’s comment, the Company has revised the referenced condition of the Amended and Restated Offer to Exchange to specifically describe the applicable laws or regulations that must be complied with in order for the Company to consummate the Exchange Offer.

Redemption Procedures, page 29

4.
Refer to comment 16 in our prior comment letter. The revised description of the redemption mechanism for the Series B Preferred Shares remains unclear. Your revised disclosure appears to state that if the Company elects to redeem less than all of the outstanding Series B Preferred at a future date, the Paying Agent will determine which shares will be redeemed. Whether or not and under what circumstances their Series B Preferred could be redeemed would be important for shareholders to understand in deciding whether to participate in the exchange offer. Expand the disclosure of how the determination of which Series B Preferred Shares would be made (e.g., pro rata, by level of ownership, etc.).

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Description of Series B Convertible Cumulative Perpetual Preferred Stock—Redemption—Redemption Procedures” to clarify that if the Company mandatorily redeems less than all of the outstanding Series B Preferred Shares, the Series B Preferred Shares shall be selected for redemption as follows: (i) in accordance with applicable rules and procedures of DTC and any relevant securities exchange; or (ii) if there are no such requirements of DTC or any relevant securities exchange, on a pro rata basis, in each case, with adjustments to avoid redemption of fractional shares.

In addition, the Company has amended the Certificate of Designation governing the Series B Preferred Shares to similarly clarify such redemption procedures.

U.S. Securities and Exchange Commission
January 12, 2022

General

5.
We have considered your response to comment 2 in our comment letter dated December 28, 2021. It appears that the Series B Preferred Shares are convertible within 31 days of the termination of the exchange offer and that the offer of the Series C Preferred Shares underlying the Series B Preferred Shares is being made in connection with the current investment decision to participate in the offer and receive the convertible Series B Preferred. See generally, Securities Act Section Compliance & Disclosure Interpretation 103.04 (November 13, 2020). As previously requested, if you seek to rely on an exemption from registration for the offer of the Series C Preferred Shares, please identify the exemption upon which you are relying and outline the current facts supporting the Company’s conclusion that the exemption applies.

The Company advises the Staff that it has revised the convertibility period of the Series B Preferred Shares, such that the Series B Preferred Shares are not convertible within one year from the date of issuance. Accordingly, pursuant to Compliance & Disclosure Interpretation 103.04, the Company need not, at this time, register the offer of the Series C Preferred Shares or identify an exemption therefrom, and therefore, believes that this comment is no longer applicable.

6.
We refer to comment 3 in our prior comment letter dated December 28, 2021. Your response indicates the Company believes that at the commencement of the exchange offer, it had fewer than 300 holders of record. However, we also note the disclosure on page 72 of the Form 20-F filed March 5, 2021 indicating that the Company is not “looking through” CEDE & Co. in determining record holders, as required by Compliance & Disclosure Interpretation 152.01 cited in your response letter. Please confirm you have included nominees who record holders holding through CEDE in reaching the conclusion expressed in your response letter that the Company had fewer than 300 record holders before this exchange offer commenced.

The Company confirms to the Staff that, based on a security position report dated as of December 20, 2021, the Company had fewer than 300 holders of record, such number including nominees who record holders holding through CEDE & Co.

7.	Given the nature of the comments issued here and in our prior comment letter dated December 21, 2021, tell us how you will disseminate the revised offer materials.

The Company advises the Staff that it will disseminate the revised offer materials in the same manner as the initial Offer to Exchange. Substantially concurrently herewith, the Company will file with the Commission via EDGAR Amendment No. 2 to the Schedule TO together with the Amended and Restated Offer to Exchange and Letter of Transmittal, and will mail hard copies of the Amended and Restated Offer to Exchange and Letter of Transmittal to its common shareholders.

In addition, the Company has extended the expiration date of the Exchange Offer to January 27, 2022 so that there will be at least 10 business days from the dissemination of these materials to the expiration of the Exchange Offer.

U.S. Securities and Exchange Commission
January 12, 2022

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Filana R. Silberberg at (212) 574-1308 (silberberg@sewkis.com).

Sincerely,

/s/ Edward S. Horton

Edward S. Horton, Esq.